

August 13, 2014

<u>Via Facsimile</u>
Michael Monahan
Executive Vice President and CFO
Pitney Bowes Inc.
1 Elmcroft Road
Stamford, Connecticut 06926-0700

  Re: **Pitney Bowes Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2013
     Filed February 21, 2014
     Form 8-K filed August 8, 2013
     File No. 001-03579

Dear Mr. Monahan:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Patrick Gilmore

            Patrick Gilmore
            Accounting Branch Chief